UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Bainum, Bruce
   8737 Colesville Road, Suite 800
   Silver Spring, MD  20910
2. Date of Event Requiring Statement (Month/Day/Year)
   4/1/99
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International
   CHH
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |94,500                |D               |                                               |
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                                           |9,351                 |I               |Note 1                                         |
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                                           |217,484               |I               |Note 2                                         |
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                                           |1,091,086             |I               |Note 3                                         |
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                                           |773,801               |I               |Note 4                                         |
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                                           |847,415               |I               |Note 5                                         |
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                                           |28,464                |I               |Note 6                                         |
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                                           |153,100               |I               |Note 7                                         |
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                                           |105,065               |I               |Note 8                                         |
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                                           |30,840                |I               |Note 9                                         |
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                                           |93,786                |I               |Note 10                                        |
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                                           |1,091,086             |I               |Note 11                                        |
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`                                          |773,801               |I               |Note 12                                        |
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                                           |700,214               |I               |Note 13                                        |
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                                           |5,425                 |                |Note 14                                        |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
No derivative securities|         |         |                       |         |          |             |                           |
 owned                  |         |         |                       |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: The proportionate interest in shares acquired by the Vintage Limited Partnership of which the reporting person has a limited partnership interest and is director and shareholder of the corporate partner. Beneficial ownership is disclaimed.
Note 2: The proportionate interest of the Bruce Bainum Grantor Retained Annuity Trust dated September 5, 1996, the sole trustee of which is Mr. Bainum, in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 3: The proportionate interest in shares (5,417,761) owned by Bainum Associates Limited Partnership. The
Bruce Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum ("Trust"), is a limited partner.
Note 4: The proportionate interest in shares (4,415,250) owned by MC Investments Limited Partnership. The Trust is a limited partner.
Note 5: The proportionate interest of the Trust, in (i) shares (3,567,869) owned by Realty Investment Company, Inc., a real estate investment and management company in which Mr. Bainum is a noncontrolling shareholder, and (ii) shares (1,779,628) owned by Mid Pines Associates, L.P. Beneficial ownership of the shares held by Realty is disclaimed.
Note 6: The proportionate interest of various trusts for the benefit of Mr. Bainum's nieces and nephews, the sole trustee of which is Mr. Bainum, in shares of Mid-Pines Associates, L.P. Beneficial owership is disclaimed.
Note 7: The proportionate interest of various trusts for the benefit of Mr. Bainum's minor children in shares of Realty
Investment Company, Inc. Beneficial ownership is disclaimed.
Note 8: The proportionate interest of various trusts for the benefit of Mr. Bainum's minor children in shares of Mid
Pines Associates, L.P. Beneficial ownership is disclaimed.
Note 9: The proportionate interest of various trusts for the benefit of Mr. Bainum's minor children in shares owned by Vintage Limited Partnership. Beneficial ownership is disclaimed.
Note 10: The proportionate interest of the Roberta Froom Irrevocable Trust in shares (1,779,628) owned by Mid
Pines Associates, L.P. Mr. Bainum is a co-trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 11: The proportionate interest of the Roberta Froom Irrevocable Trust in shares (5,417,761) owned by Bainum
Associates Limited Partnership. Mr. Bainum is a co-trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 12: The proportionate interest of the Roberta Froom Irrevocable Trust in shares (4,415,250) owned by MC
Investments Limited Partnership. Mr. Bainum is co-trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 13: The proportionate interest of the Roberta Froom Irrevocable Trust in shares (3,567,869) owned by Realty
Investment Company, Inc. Mr. Bainum is a co-trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 14: The proportionate interest of the Roberta Froom Irrevocable Trust in shares owned by Vintage Limited
Partnership. Mr. Bainum is a co-trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
SIGNATURE OF REPORTING PERSON
Bruce Bainum
DATE
4/1/99